04004171

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 MAIL PROCESSING WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 12745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Management and Research, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 South Shore Boulevard, Suite 400
(No. and Street)

League City (City) Texas (State) 77573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda T. Koelemay (281) 334-2469
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenda T. Koelemay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Management and Research, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and Treasurer
Title

Notary Public

SHERRY J. BAKER
Notary Public, State of Texas
My Commission Expires
APRIL 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER
Certified Public Accountants

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

(WITH INDEPENDENT AUDITORS' REPORT THEREON)

DECEMBER 31, 2003

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
Securities Management and Research, Inc.
League City, Texas

We have audited the accompanying consolidated statements of financial condition of Securities Management and Research, Inc. and Subsidiary (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for each of the two years in the period then ended. The consolidated statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the financial position of Securities Management and Research, Inc. and Subsidiary as of December 31, 2003 and 2002, and the results of their operations, changes in stockholder's equity, and their cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 and 2 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 6, 2004

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Statements of Financial Condition
As of December 31,

	2003	2002
ASSETS		
Cash and cash equivalents	$ 1,548,548	$ 1,654,512
Cash segregated under federal regulations (note 3)	-	100,000
Accounts receivable:		
Due from affiliated registered investment companies for:		
Investment advisory fees	482,481	431,956
Expense reimbursement	74,814	47,479
Other	382,435	284,762
Prepaid and other assets	245,440	473,078
Investment in marketable securities (cost of $14,770,992 in 2003 and $14,211,924 in 2002) (note 4)	14,491,770	13,099,892
Fixed assets (net of accumulated depreciation $1,711,559 in 2003 and $1,972,379 in 2002)	91,883	163,469
Deferred commission	405,470	485,877
Deferred income tax (note 6)	139,510	461,552
Receivable from parent for estimated tax benefit / payments (note 6)	75,150	132,731
Assets of discontinued operations (note 2)	-	17,813,874
	$ 17,937,501	$ 35,149,182

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Due to affiliated registered investment companies of sales of their capital stock	$ 4,738	$ 177,909
Due to affiliated registered investment companies for excess expense reimbursements	72,372	67,885
Due to parent (note 5)	79,446	5,398
Due to dealers and representatives for commissions	64,486	99,476
Trade payables and accrued expenses	543,048	551,569
Stock appreciation rights	111,008	95,592
Liabilities of discontinued operations (note 2)	-	7,454,949
Total liabilities	875,098	8,452,778
Stockholder's equity: (notes 8 and 9)		
Common stock, par value $1 per share authorized, issued and outstanding, 1,000,000 shares	1,000,000	1,000,000
Additional paid-in-capital	1,720,000	1,720,000
Retained earnings	14,342,403	13,617,479
Stockholder's equity of discontinued operations (note 2)	-	10,358,925
Total stockholder's equity	17,062,403	26,696,404
	$ 17,937,501	$ 35,149,182

Commitments and contingencies (notes 7 and 8)

See accompanying notes to consolidated statement of financial condition.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Statements of Operations
For the twelve months ended December 31,

	2003	2002
Revenues:		
Underwriting income from sales of capital stock:		
Affiliated registered investment companies (note 5)	$ 242,468	$ 359,227
Unaffiliated registered investment companies	1,091,339	1,312,482
Investment advisory and service fees from affiliated registered investment companies (notes 5)	4,234,149	4,531,697
Investment advisory fees:		
Parent (note 5)	1,009,128	945,576
Other	416,930	175,151
Service fees:		
Parent (note 5)	571,461	426,183
Other	-	41,691
Distribution plan fees	183,197	131,504
Contingent deferred sales charges	50,099	56,882
Income from investments:		
Net realized and unrealized gain (loss) from investments (note 4)	832,881	(737,912)
Dividends (note 4)	542,057	425,777
Interest	28,651	45,635
Other income	130,632	97,577
Total revenues	9,332,992	7,811,470
Expenses:		
Employee compensation and benefits	3,579,075	3,372,946
Commissions to dealers and representatives	1,219,442	1,521,568
Communications	52,722	58,930
Occupancy and equipment rental (note 5)	517,016	546,379
Other operating expenses (note 5)	2,941,024	3,021,662
Total expenses	8,309,279	8,521,485
Income before taxes	1,023,713	(710,015)
Provision for federal income tax expense (benefit)		
Current	(23,253)	(54,499)
Deferred	322,042	(330,610)
Total taxes	298,789	(385,109)
Net income from continuing operations	724,924	(324,906)
Net income from discontinued operations	(27,704)	238,146
Net income	$ 697,220	$ (86,760)

See accompanying notes to the financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Statement of Changes in Stockholder's Equity
Years ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance December 31, 2001	$1,000,000	$ 36,570,000	$(10,786,836)	$ 26,783,164
Net Income for 2002			(86,760)	(86,760)
Balance December 31, 2002	1,000,000	36,570,000	(10,873,596)	26,696,404
Net Income for 2003			724,924	724,924
Dividend December 31, 2003		(34,850,000)	24,491,075	(10,358,925)
Balance December 31, 2003	$1,000,000	$ 1,720,000	$ 14,342,403	$ 17,062,403

See accompanying notes to the consolidated financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Statements of Cash Flows
Years ended December 31,

	2003	2002
Cash flows from Operating Activities:		
Net Income	$ 697,220	$ (86,760)
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash items included in net income:		
Depreciation	100,098	154,439
Unrealized (gains) losses on marketable equity securities	(832,881)	737,911
Deferred income taxes	322,044	(339,634)
Reinvestment of dividends from Registered Investment Companies	(339,174)	(438,572)
Reinvestment of capital gains dividends from registered investment companies	(219,823)	(11,456)
Changes in operating assets and liabilities		
Decrease (Increase) in accounts receivable	(27,376)	828,310
Decrease (Increase) in prepaid expenses and other assets	1,555	33,741
(Decrease) Increase in accounts payable and accrued expenses	20,754	(825,921)
Total Adjustments	(974,803)	138,818
Net cash provided by operating activities	(277,583)	52,058
Cash flows from investing activities:		
Purchases of fixed assets	(30,513)	(53,871)
Reduction (Increase) of special reserve account	71,827	121,000
Change in equity of discontinued operations (note 2)	27,704	(238,146)
Net cash provided by (used in) investing activities	69,018	(171,017)
Cash flow from financing activities:		
Increase/(Decrease) from payable to parent	74,428	5,397
Net cash provided by financing activities	74,428	5,397
Net increase/(decrease) in cash	(134,137)	(113,562)
Cash at the beginning of year	1,654,512	1,768,074
Cash at end of year	$1,520,375	$1,654,512

See accompanying notes to the consolidated financial statements.

(1) Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

Securities Management and Research, Inc. (SM&R) is a wholly owned subsidiary of American National Insurance Company (American National). SM&R is registered as an investment advisor under the Investment Advisers Act of 1940 and as a broker-dealer under the Securities Exchange Act of 1934. SM&R's transactions as a broker-dealer for year to date ending December 31, 2003 were principally in connection with the sale and redemption of redeemable securities of registered investment companies managed by SM&R (the Funds). Certain officers and directors of SM&R are affiliated with these registered investment companies.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by SM&R in the preparation of its financial statements.

Investments

Registered Investment Companies

Transactions in registered investment company shares are recorded on the trade date. The cost of investments sold is determined by average cost. Marketable equity securities are recorded at market value. The net unrealized gain or loss is included in income.

Fixed Assets

Fixed assets consist primarily of office equipment, carried at cost. The equipment is being depreciated using the straight-line method over periods ranging from three to ten years.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connections with the sale of shares of open-end SM&R mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five years, the periods of time estimated by management of the Funds during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

Income and Expense Recognition

Investment advisory and service fees are recorded as revenue as the related services are performed. Purchases and sales of shares of the Funds in connection with the underwriting activities of SM&R including related commissions on income are recorded on the trade date. Dividends from investments in marketable equity securities are recognized on the ex-dividend date. Interest income on investments is accrued as earned.

(2) Investment in Subsidiary

On December 31, 2003 SM&R declared a dividend transferring their 100% ownership in ANREM Corporation to their parent company American National Insurance Company. The financial statements of SM&R are presented on an unconsolidated basis for the years ending December 31, 2003 and 2002 in order to present fairly SM&R's financial standings on a comparative basis.

(3) Cash Segregated Under Federal Regulations

At December 31, 2002, cash of $100,000 was segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company is no longer subject to this requirement.

(4) Investments

Marketable Securities

Marketable securities include investments in shares of the Funds and a certificate of deposit that totaled $14,491,770 at December 31, 2003 and $13,099,892 at December 31, 2002. Dividend and interest income earned on such investments was $570,708 in 2003 and $471,412 in 2002. The market value of marketable equity securities includes unrealized losses of $279,152 at December 31, 2003 and unrealized losses of $1,112,032 at December 31, 2002.

Realized gains from investments are summarized as follows:

	2003	2002
Investment securities:		
Proceeds from sales	$ -	$ -
Cost of securities sold	-	-
	-	-
Capital gain distribution from affiliated funds	219,823	11,456
Net realized gains	$219,823	$11,456

(5) Transactions with Affiliates

On January 1, 1987, SM&R and American National entered into an Investment Advisory Agreement whereby SM&R acts as investment advisor to American National. Total payments by American National to SM&R for investment advisory fees were $1,009,128 and $945,576 for the years ended December 31, 2003 and 2002 respectively.

SM&R and American National are parties to a service agreement pursuant to which SM&R has agreed (i) to use its best efforts to remain qualified and licensed as a broker-dealer in those states selected by American National; (ii) as mutually agreed upon from time to time to train and supervise selected agents of American National in the sale of securities; and (iii) to perform certain accounting and miscellaneous services for American National. American National has agreed to provide (i) certain personnel, investment information, and resources (but not investment advice or recommendations); (ii) the use of certain printing facilities; and (iii) the use of certain electronic data processing equipment and certain office facilities, equipment, and materials, some of which will or may be used by SM&R in meeting its obligations to the Funds under their advisory agreements. SM&R has agreed to reimburse American National monthly for its pro rata portion of the actual cost in supplying such services and facilities to SM&R. Total expenses incurred by SM&R under the service agreement with American National during the years ended December 31, 2003 and 2002 totaled $327,304 and $168,992 respectively. These amounts are included in "Other operating expenses" in the accompanying consolidated statement of operations. For the years ended December 31, 2003 and 2002 American National reimbursed SM&R $571,461 and $426,183 respectfully for services, equipment and facilities under the service agreement. This amount is included in "Service Fees" in the accompanying consolidated statement of operations. For the years ended December 31, 2003 and 2002 SM&R was reimbursed $255,372 and $205,773 respectively from Comprehensive Investment Services, Inc. for services, equipment and facilities. Comprehensive Investment Services, Inc. is a wholly owned subsidiary of American National.

Under the investment advisory agreements between SM&R and the Funds, SM&R reimburses certain expenses of each of the Funds if the Funds' expenses exceed certain limitations. For the years ended December 31, 2003 and 2002, reimbursements for excess expenses amounted to $777,481 and $571,197. This amount is included in "Other operating expenses" in the accompanying consolidated statements of operations.

(6) Federal Income Taxes

The federal income tax provisions vary from the amounts computed when applying the statutory federal income tax rate. A reconciliation of the effective tax rate of SM&R to the statutory Federal income tax rate follows:

	2003		2002	
	Amount	Rate	Amount	Rate
Income tax on pretax income	$358,299	35.00%	$(248,505)	35.00%
Tax-exempt investment income	(25,200)	(2.46)%	(23,440)	3.30%
Dividend exclusion	(13,191)	(1.29)%	(9,721)	1.37%
Other items, net	(21,119)	(2.27)%	(103,443)	14.57%
	$298,789	28.98%	$(385,109)	54.24%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax asset / (liability):		
Marketable equity securities, principally due to net unrealized gains	$ 97,703	$389,211
Fixed assets, principally due to difference between financial statements and tax depreciation	41,807	72,341
Net deferred tax asset	$139,510	$461,552

SM&R does not file a separate federal income tax return and its income and deductions are included in the consolidated tax return filed by its parent. Pursuant to a signed agreement between American National and SM&R, SM&R owes American National for federal income taxes calculated generally on a separate return basis. SM&R will receive the tax benefits of realized losses on securities if they are utilized in American National's consolidated return. For the year ended December 31, 2003 estimated Federal Income Tax Benefit for SM&R was $34. SM&R did not have any realized losses, and therefore no tax benefits, from the sale of securities in year 2003.

(7) Pension Plan

SM&R is a participant in a multi-purpose benefit plan covering all eligible employees, administered by American National. SM&R may, under certain circumstances, become subject to liabilities in excess of contributions. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the plan. SM&R has not taken any action to terminate, withdraw, or partially withdraw which would result in any material liability. Liabilities would be based upon SM&R's proportional share of the plan's unfunded vested benefits. It has been estimated by the trustees of the fund that, as of September 30, 2003, the plan was over funded by approximately $12,834,370. The amount of accumulated benefits and net assets of the plan is not currently available to SM&R. There were no contributions charged to expense under the pension plan for 2003 and 2002.

(8) Subordinated Debt

SM&R had no subordinated debt at December 31, 2003 or 2002 or at any time during the years then ended.

(9) Net Capital Requirement

In accordance with the regulations of the Securities Exchange Commission, SM&R must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 15 to 1. At December 31, 2003, SM&R had net capital of $13,818,104 which was $13,717,104 in excess of its required net capital of $100,000. SM&R's ratio of aggregate indebtedness to net capital was .0633 to 1.

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY
Computation of Net Capital Pursuant to Rule 15c-3-1
December 31, 2003

		2003
Stockholder's Equity		$17,062,403
Deductions and/or charges:		
Nonallowable Assets:		
Due from affiliated registered investment companies	74,814	
Other Receivables	1,175,985	
Fixed Assets	91,883	
Prepaid Expenses and other assets	245,940	
Excess Deductible on Fidelity Bond	20,000	1,608,622
Net Capital before haircuts on security positions		15,453,781
Haircuts on investment securities		1,635,677
Net Capital		13,818,104
Aggregate indebtedness		875,098
Net capital requirement		100,000
Excess net capital at 1000%		13,730,594
Excess net capital at 1500%		13,774,349
Ratio of aggregate indebtedness to net capital		.0633 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2003 filed by SM&R with the Securities and Exchange Commission on Part II of the unaudited Form X-17a-5.

Schedule 2

SECURITIES MANAGEMENT AND RESEARCH, INC. AND SUBSIDIARY

Computation of Net Capital Pursuant to Rule 15c-3-1
December 31, 2002

		2002
Stockholder's Equity		$ 26,696,404
Deductions and/or charges:		
Nonallowable Assets:		
Due from affiliated registered investment companies	47,479	
Other Receivables	1,543,144	
Fixed Assets	163,469	
Prepaid Expenses and other assets	473,578	
Investment in subsidiary's common stock	10,358,925	
Excess Deductible on Fidelity Bond	20,000	12,606,595
Net Capital before haircuts on security positions		14,089,809
Haircuts on investment securities		1,430,174
Net Capital		12,659,635
Aggregate indebtedness		811,786
Net capital requirement		250,000
Excess net capital at 1000%		12,578,456
Excess net capital at 1500%		12,619,046
Ratio of aggregate indebtedness to net capital		.0641 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2002 filed by SM&R with the Securities and Exchange Commission on Part II of the unaudited Form X-17a-5.

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Securities Management and Research, Inc.
League City, Texas

In planning and performing our audit of the financial statements of Securities Management and Research, Inc., (the ***"Company"***), for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 6, 2004